Filed by CU Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: California United Bank and Premier Commercial Bancorp

SEC Registration Statement No: 333-180739

CALIFORNIA UNITED BANK AND PREMIER COMMERCIAL BANCORP ANNOUNCE RECEIPT OF

REGULATORY APPROVALS FOR MERGER

Encino, CA, June 14, 2012 (Business Wire) — California United Bank (OTCBB: CUNB) and Premier Commercial Bancorp (OTCBB: PCBP) today announced that they have received all regulatory approvals necessary to authorize the previously announced reorganization creating a bank holding company for California United Bank (CU Bancorp), the merger of Premier Commercial Bancorp into CU Bancorp and the merger of Premier Commercial Bank, N.A. into California United Bank. Approvals have been received from the Federal Deposit Insurance Corporation (“FDIC”), the California Department of Financial Institutions (“CDFI”) and the Federal Reserve Board (“FRB”). The approvals are subject to usual and customary conditions.

David I. Rainer, President and Chief Executive Officer of California United Bank commented, “These regulatory approvals are an important step in completing the combination of California United Bank, CU Bancorp and Premier Commercial Bancorp, with the next step being approval by our respective shareholders. We believe this transaction will be extremely positive for California United Bank’s shareholders, customers, and employees and those of Premier Commercial Bancorp, as well as our respective communities.”

The transactions are subject to approval by the shareholders of California United Bank and Premier Commercial Bancorp. The shareholders of California United Bank are presently expected to hold a meeting on or about July 23, 2012 at 10:00 a.m. to consider and vote upon the merger proposal and a bank holding company reorganization, and the shareholders of Premier Commercial Bancorp are expected to hold their annual meeting on or about July 19, 2012 at 7:30 a.m. to consider and vote upon the merger proposal.

Kenneth J. Cosgrove, Chairman and Chief Executive Officer of Premier Commercial Bancorp noted, “Subject to unavoidable delays, and shareholder approval, we now expect to close the transaction on or about July 31, 2012, and are excited about the opportunities presented.”

Shareholders of California United Bank and Premier Commercial Bancorp are urged to read the joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, when available, because these will contain important information. When available, the joint proxy statement/prospectus will be posted on the California United Bank website at www.cunb.com. Free copies will be available from both California United Bank and Premier Commercial Bancorp.

About California United Bank

California United Bank, which recently celebrated the seventh anniversary of its opening, provides a full range of financial services, including credit and deposit products, cash management, and internet banking for businesses, non-profits, entrepreneurs, professionals and high net worth individuals throughout Southern California from offices in the San Fernando Valley, the Santa Clarita Valley, the Conejo Valley, Simi Valley, Los Angeles, South Bay, Glendale/San Gabriel Valley and Orange County. To view California United Bank’s most recent financial information, please visit the Investor Relations section of the Bank’s Web site. Information on products and services may be obtained by calling (818) 257-7700 or visiting the Bank’s Web site at www.cunb.com.

About Premier Commercial Bancorp

Premier Commercial Bancorp (OTCBB: PCBP) is the parent and bank holding company for Premier Commercial Bank, N.A. Premier Commercial Bank with $564 million in assets is located in Orange County with offices in Anaheim and Newport Beach/Irvine. Premier Commercial Bank was founded in 2001 as a locally owned community business bank. The bank provides a full range of products and services including commercial, real estate and SBA loans as well as cash management products and deposit services to businesses, entrepreneurs, professionals and the hospitality industry. Its unique capability in diversified lending, in addition to its customary community bank credit products, helps its customers meet their cash management goals. Further information may be obtained at www.pcboc.com.

Additional Information About the Transaction for Stockholders

In connection with the bank holding company formation and the proposed merger with Premier Commercial Bancorp, CU Bancorp has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement that will include a joint proxy statement of CU Bancorp, California United Bank and Premier Commercial Bancorp that also will constitute a prospectus of CU Bancorp when declared effective by the SEC. California United Bank, CU Bancorp and Premier Commercial Bancorp will each mail the proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger when it becomes available, as well as any amendments or supplements to the proxy statement/prospectus, because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by CU Bancorp or California United Bank by writing to California United Bank, 15821 Ventura Boulevard, Suite 100, Encino, CA 91436, Attention: Corporate Secretary. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing California United Bank’s Web site at www.cunb.com under the tab “Investor Relations” and then under the heading “Filings”.

CU Bancorp, California United Bank, Premier Commercial Bancorp and Premier Commercial Bank, N.A. and their directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in connection with the proposed merger. Information about the directors and executive officers of CU Bancorp, California United Bank and Premier Commercial Bancorp will be set forth in the proxy statement /prospectus relating to the merger when it becomes available. Information about California United Bank’s directors and executive officers is available in its Annual Report on Form 10-K and Form 10-KA for the year ended December 31, 2011, which were filed with the Federal Deposit insurance Corporation on March 6, 2012 and April 30, 2012, respectively. These documents are available at www.cunb.com under the Investor Relations tab.

This communication does not constitute an offer of any securities for sale.

Forward Looking Statements

Certain statements contained in this release that are not statements of historical fact constitute forward-looking statements for which the Bank claims the protection of the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the FDIC, in press releases and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of our plans, objectives and expectations or those of our management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are based on management’s knowledge and belief as of today and include information concerning the possible or assumed future financial condition, results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond our ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. These factors include (1) difficult and adverse conditions in the global and domestic capital and credit markets and the state of California, (2) continued volatility and further deterioration of the capital and credit markets, (3) significant costs or changes in business practices required by new banking laws or regulations, (4) a more adverse than expected decline, a “double dip” recession, or continued weakness in general business and economic conditions, which may affect, among other things, the level of nonperforming assets, charge-offs and provision expense, (5) changes in market rates and prices which may adversely impact the value of financial products, (6) changes in the interest rate environment and market liquidity which may reduce interest margins and impact funding sources, (7) increased competition, (8) changes in the financial performance and/or condition of the Bank’s borrowers, (9) increases in Federal Deposit Insurance Corporation premiums due to market developments and regulatory changes, (10) earthquake, fire, pandemic or other natural disasters, (11) changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or regulatory agencies, and (12) our success at managing the risks involved in the foregoing.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the statements are made, or to reflect the occurrence of unanticipated events.

For a more complete discussion of these risks and uncertainties, see California United Bank’s Annual Report on Form 10-K for the year ended December 31, 2011, and particularly Part I, Item 1A, titled “Risk Factors.”

Contacts

California United Bank

David I. Rainer, President and CEO

(818) 257-7776

press@californiaunitedbank.com

Karen Schoenbaum, CFO

(818) 257-7700

press@californiaunitedbank.com

or

Premier Commercial Bancorp

Kenneth Cosgrove, Chairman and CEO

(714) 978-3700

kcosgrove@pcboc.com

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